" Public"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Finance US Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Iakovos X. Tsounakis 212-656-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11019447

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Iakovos X. Tsounakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Finance US Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

2/17/2011

Notary Public

SHIRLEY M. HARDIE
Notary Public, State of New York
Qualified in New York County
Reg. No. 01HA6182588
My Commission Expires Feb. 25, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpha Finance US Corporation

(A Wholly-Owned Subsidiary of Alpha Bank AE)
Statement of Financial Condition
December 31, 2010

Alpha Finance US Corporation
(A Wholly-Owned Subsidiary of Alpha Bank AE)
Contents
December 31, 2010

MAZARS

WeiserMazars

Independent Auditors' Report

To the Stockholder
Alpha Finance US Corporation

We have audited the accompanying statement of net assets in liquidation of Alpha Finance US Corporation (the "Company") (a wholly-owned subsidiary of Alpha Bank AE) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 1, Alpha Bank AE, has decided to cease the operations of the Company on October 29, 2010 and the Company began liquidation shortly thereafter. As a result, the Company changed its basis of accounting for the periods after October 29, 2010, from going concern basis to the liquidation basis.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets in liquidation of Alpha Finance US Corporation as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America applied on the basis of accounting described in the preceding paragraph.

WeiserMazars LLP

New York, N.Y.
February 15, 2011

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

Alpha Finance US Corporation
(A Wholly-Owned Subsidiary of Alpha Bank AE)
Statement of Net Assets in Liquidation
December 31, 2010

Assets		
Cash and cash equivalents	$	615,539
Due from clearing broker		101,548
Property and equipment, net of accumulated depreciation of $998,745		39,246
Other assets		26,113
Total assets	$	782,446
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	49,348
Total liabilities		49,348
Stockholder's equity		
Common stock, $0.01 par value, 1,000 shares authorized and 288.42 shares issued and outstanding		3
Paid-in capital		11,152,797
Accumulated deficit		(10,419,702)
Total stockholder's equity		733,098
Total liabilities and stockholder's equity	$	782,446

The accompanying notes are integral part of this financial statement.

1. Organization

Alpha Finance US Corporation (the "Company") is a wholly-owned subsidiary of Alpha Bank AE (the "Parent"), a Greek financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company was incorporated on April 21, 1999 and commenced operations on February 24, 2000.

The Company offers, on an agency basis, research, execution and clearing services for Greek and other European equities and fixed income products to U.S. qualified institutional, accredited and retail investors. Other services include initial public offerings, private placements, asset management services and American Depositary Receipts and Global Depositary Receipts.

The Company also offers brokerage services to U.S., Greek and other European retail, private and institutional investors for U.S. securities.

On October 29, 2010, the Parent, authorized and approved the dissolution of the Company. On December 22, 2010, the Company filed Form BDW - Uniform Request for Broker-Dealer Withdrawal with the FINRA. The Company plans to finalize its dissolution by March 2011.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances in one financial institution which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the improvements.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Due from Parent

Amounts due from Parent represent commissions, which are denominated in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customer accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. This cash position serves as collateral for any losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

4. Property and Equipment

A summary of the cost and accumulated depreciation of property and equipment at December 31, 2010 is as follows:

		Estimated Useful Life
Computer equipment	$ 629,944	3 years
Leasehold improvements	233,117	3 years
Furniture and fixtures	174,930	4 years
	1,037,991	
Less accumulated depreciation	998,745	
	$ 39,246	

5. Related Party Transactions

The Company is economically dependent on the Parent and its affiliates which are under common control. The Parent intends to provide the Company with continued support to meet its capital requirements.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes orders on an agency basis through affiliated companies (broker-dealers) of the Parent. Institutional customers of the Company settle and clear these trades locally on delivery versus payment or receipt versus payment (DVP/RVP) basis. Commissions are collected by the Parent and remitted periodically. In addition, the Company paid commissions to the Parent on these foreign securities transactions.

6. Net Capital

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2010, the Company's net capital under the Rule was $667,725, which exceeded the minimum requirement of $250,000 by $417,725.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on DVP/RVP basis.

7. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2010, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $4,200,000, for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2010, the Company had net operating loss carryforwards of approximately $10,200,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards begin to expire in 2019 until 2030.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2010. At December 31, 2010, the Company's income tax returns for the years 2007, 2008 and 2009 are subject to examination by the tax authorities.

8. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

9. Commitments

The Company has entered into a substitute space, surrender and lease modification agreement (the "Agreement") for office space at a monthly rent of $12,991. The Agreement expires on June 30, 2012. Minimum rentals under this lease agreement are as follows:

Years Ending December 31,	Minimum Lease Obligation
2011	$ 155,895
2012	77,948
Total future minimum lease payments	$ 233,843

Under the lease terms, annual rental is subject to escalation clauses related to utilities, taxes and other operating expenses.

The Company is in negotiations with the landlord regarding the remaining term of the Agreement. As of December 31, 2010, no formal agreement has been reached.

10. Employee Benefit Plan

The Company participates in a 401(k) savings plan covering substantially all full-time employees. Under the provisions of the Internal Revenue Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100% from 1% up to a maximum of 6% of an employee's base pay. Employer matching contributions shall be determined by the employer with respect to each plan year.

11. Subsequent Events

The Company has evaluated subsequent events through February 15, 2011, the date the financial statements were available for issuance.